Filed Pursuant to Rule 424(b)(3)

Registration No. 333-283802

PROSPECTUS SUPPLEMENT NO. 13, DATED DECEMBER 9, 2025

TO THE PROSPECTUS, DATED FEBRUARY 7, 2025

11,200,000 Shares of Series L Redeemable Preferred Stock
4,800,000 Shares of Series M Redeemable Preferred Stock

(Liquidation Preference $25.00 per share)

This prospectus supplement no. 13 (this “Supplement”) is part of and should be read in conjunction with the prospectus of Ashford Hospitality Trust, Inc., dated February 7, 2025 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. When used in this Supplement, the terms “our Company,” “we,” “us,” or “our” refer to Ashford Hospitality Trust, Inc., a Maryland corporation, and, as the context may require, its consolidated subsidiaries, including Ashford Hospitality Limited Partnership, a Delaware limited partnership.

The purpose of this Supplement is to provide additional information with respect to the status of this offering, the suspension of the redemption of the Preferred Stock and risks related thereto.

Status of the Offering

Our board of directors has approved the termination of our primary offering effective immediately. Any pending subscription requests will be returned to subscribers. We plan to continue to offer shares of the Preferred Stock pursuant to the dividend reinvestment plan beyond the termination of the primary offering.

SUSPENSION OF REDEMPTIONS

Our board of directors has suspended the redemption of Preferred Stock.

RISK FACTORS

The following risk factor supersedes and replaces the corresponding risk factor included in the prospectus.

There is no public market for the Preferred Stock, and we do not expect one to develop; because our board of directors has suspended redemptions of the Preferred Stock, you may be unable to dispose of your shares, and even if redemptions resume, you may receive less than the Stated Value.

There is no public trading market for the Preferred Stock offered in this offering, and we do not intend to list these securities on the NYSE or any other securities exchange or to include these shares for quotation on any national securities market. Therefore, the redemption of shares by us will likely be the only way for you to dispose of your shares. Effective December 9, 2025, our board of directors has suspended all redemptions of the Preferred Stock. As a result, you should not expect to have any ability to have your shares redeemed by us for an indefinite period, if at all, and your ability to dispose of your shares may be severely limited. If our board of directors determines in the future to resume redemptions, such redemptions, if available, may be subject to a redemption fee depending on the period of time you have held your shares. As a result, if you are able to sell your shares to us, you may receive less than the Stated Value of your shares. Additionally, our charter contains restrictions on the ownership and transfer of our securities, and these restrictions may inhibit your ability to sell the Preferred Stock promptly or at all. If you are able to sell the Preferred Stock, you may only be able to sell them at a substantial discount from the price you paid. Therefore, you should purchase the Preferred Stock only as a long-term investment.